BOARDING INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Boarding Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Boarding Inc., which comprise of the balance sheets as of December 31, 2023, and 2022, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Boarding Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
May 8, 2024

BOARDING INC.
BALANCE SHEETS
DECEMBER 31, 2023 AND 2022
(unaudited)

ASSETS

	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 3,758	$ 1,308
TOTAL CURRENT ASSETS	3,758	1,308
OTHER ASSETS		
Software development costs	48,052	51,612
TOTAL ASSETS	$ 51,810	$ 52,920

LIABILITIES AND SHAREHOLDERS' EQUITY

	2023	2022
CURRENT LIABILITIES		
Convertible note - current portion	$ 61,750	$ -
TOTAL CURRENT LIABILITIES	61,750	-
LONG-TERM LIABILITIES		
Note payable	36,748	26,500
Due to related party	30,022	30,022
Convertible notes	-	59,150
TOTAL LONG-TERM LIABILITIES	66,770	115,672
TOTAL LIABILITIES	128,520	115,672
SHAREHOLDERS' EQUITY		
Common stock, see note 6	95	100
Additional paid-in capital	3	3
Accumulated deficit	(76,808)	(62,855)
TOTAL SHAREHOLDERS' EQUITY	(76,710)	(62,752)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 51,810	$ 52,920

See independent accountant's review report and accompanying notes to financial statements.

BOARDING INC.
STATEMENTS OF INCOME
DECEMBER 31, 2023 AND 2022
(unaudited)

	2023	2022
REVENUES	$ 982,488	$ 192,601
COST OF GOODS SOLD	887,799	187,431
GROSS PROFIT	94,689	5,170
OPERATING EXPENSES		
General and administrative	1,642	23,883
Legal and professional	900	875
Sales and marketing	102,000	300
TOTAL OPERATING EXPENSES	104,542	25,058
NET OPERATING LOSS	(9,853)	(19,888)
OTHER INCOME/(EXPENSES)		
Interest expense	(4,100)	(4,100)
TOTAL OTHER INCOME/(EXPENSES)	(4,100)	(4,100)
NET LOSS	$ (13,953)	$ (23,988)

See independent accountant's review report and accompanying notes to financial statements.

BOARDING INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2023 AND 2022
(unaudited)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2022	8,321,569	$ 83	3	$ (38,867)	$ (38,781)
Issuance of restricted common stock	1,678,431	17	-	-	$ 17
Net loss	-	-	-	(23,988)	$ (23,988)
ENDING BALANCE, DECEMBER 31, 2022	10,000,000	$ 100	$ 3	$ (62,855)	$ (62,752)
Return of unvested restricted shares	(484,314)	(5)	-	-	$ (5)
Net loss	-	-	-	(13,953)	$ (13,953)
ENDING BALANCE, DECEMBER 31, 2021	9,515,686	$ 95	$ 3	$ (76,808)	$ (76,710)

See independent accountant's review report and accompanying notes to financial statements.

BOARDING INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2023 AND 2022
(unaudited)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (13,953)	$ (23,988)
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock compensation expense	(5)	17
Amortization expense	3,560	1,780
Increase (decrease) in liabilities:		
Accrued interest on convertible notes	4,100	4,100
CASH USED FOR OPERATING ACTIVITIES	(6,298)	(18,091)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for software development	-	(23,721)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	-	(23,721)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of note payable	8,748	25,000
Due to related party	-	18,120
CASH PROVIDED BY FINANCING ACTIVITIES	8,748	43,120
NET INCREASE IN CASH	2,450	1,308
CASH AT BEGINNING OF YEAR	1,308	-
CASH AT END OF YEAR	$ 3,758	$ 1,308
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Boarding Inc. dba B0arding (the "Company") was incorporated in the State of Delaware on March 2, 2020. The Company specializes in an online marketplace where individuals can list & book commission-free accommodations around the world.

Going Concern
Since Inception, the Company has relied on funds from convertible notes and loans to fund its operations. As of December 31, 2023, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2023, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2023, and 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2023, and 2022, the Company had no accounts receivable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the B0arding platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2022 and recorded $3,560 and $1,780 in amortization expense during the years ending December 31, 2023 and 2022, respectively.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023, and 2022.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   **Summary of Significant Accounting Policies (continued)**

Income taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling access to an online marketplace to individuals to book accommodations. The Company's payments are generally collected upfront. For years ending December 31, 2023, and 2022 the Company recognized $982,488 and $192,601 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2023, and 2022 was -$5 and $17, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. **Convertible Notes**

During 2020, the Company issued several convertible promissory notes for a total of $52,000. The notes carry 5% APRs, discount rates of 20%, valuation caps of $5,000,000 and maturity dates in 2024. The Company recorded accrued interest expense of $2,600 on the notes during the years ending December 31, 2023, and 2022.

The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 5,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 5,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

4. **Note Payable**

The Company entered into a note payable with an individual. The note payable has no minimum monthly payment or maturity date and accrues 6% interest per annum. Management does not intend to repay the note payable in the next year.

5. **Due to Related Party**

A majority shareholder of the Company has provided funds to the Company to cover expenses incurred during 2021 and 2022. There is no interest, minimum monthly payment or maturity date associated with the loan. Management does not intend to pay this back within the next year.

6. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2023, and 2022, 9,515,686 and 10,000,000 shares have been issued and are outstanding. Of these shares, a total of 3,847,181 and 5,687,180 shares are still subject to vesting and forfeiture as of December 31, 2023, and 2022, respectively.

6.   **Equity (continued)**

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,678,431 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain options and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2023, and 2022, 1,678,431 shares have been issued under the Plan. A total of 1,203,921 shares have vested as of December 31, 2023.

7.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on March 2, 2020 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   **Subsequent Events**

Managements Evaluation
The Company has evaluated subsequent events through May 8, 2024, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.